Exhibit 99.2

Management’s Discussion
and Analysis of Financial Condition
and Results of Operations

This discussion should be read in conjunction with the information contained in Axcan’s consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

OVERVIEW

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by 1) in-licensing products and acquiring products or companies; 2) developing additional products and expanding indications for existing products; 3) increasing sales of products it currently markets; and 4) expanding geographically. Axcan’s current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and CARAFATE/SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development. During the fourth quarter, the Company has decided not to pursue the clinical development of ITAX for the treatment of Functional Dyspepsia because of the additional findings from the Phase III North American study which showed that ITAX did not meet its co-primary endpoints. The termination of the development of ITAX generated additional research and development expenses of $4.3 million for that quarter. These expenses were incurred to terminate certain supply agreements related to the manufacturing of the product’s active pharmaceu-tical ingredient. Additional costs associated with the close out of ongoing clinical trials will be recorded in the financial statements in future quarters as they are incurred.

As a result of the recent budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies, including LACTEOL, and the re-pricing of other pharmaceuticals, including TAGAMET and TRANSULOSE, according to the reference pricing guidelines set forth in the Tarif Forfaitaire de Respon-sabilité, management reassessed the appropriate carrying value of its French subsidiary’s intangible assets with a finite life, mainly those associated with TAGAMET and TRANSULOSE. The Company’s earnings for the year ended September 30, 2006 include a onetime charge, which was incurred in the second fiscal quarter, in the amount of $5.8 million, which corresponds to a write-down for the partial impairment of the carrying value of these intangible assets. This charge is equal to the excess of the carrying value of these intangible assets, including items such as trademarks and other capitalized costs associated with these products, over the estimated fair value.

In connection with a reorganization of its international operations due to the French government’s budgetary initiatives, the Company has also undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a

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reorganization plan to the employee representatives in France aimed at reducing its workforce. This plan, which was accepted by the employee representatives and the relevant labour unions, will allow our French organization to increase the focus of its sales and marketing activities on gastroenterologists. Prior to the reorganization, the Company’s French subsidiary also focused on sales and marketing of our products to general practitioners prescribing a high number of gastroenterology products. In connection with this reorganization, the Company recorded a one-time restructuring charge of $1.7 million in the three-month period ended June 30, 2006. The charge to earnings for the cost of the plan includes items such as transition assistance, legal fees and cash severance costs as well as other administrative charges.

For the year ended September 30, 2006, revenue was $292.3 million, operating income was $57.8 million and net income was $39.1 million. Revenue from sales of Axcan’s products in the United States was $201.8 million (69.0% of total revenue) for the year ended September 30, 2006, compared to $159.7 million (63.5% of total revenue) for fiscal 2005 and $166.7 million for fiscal 2004. In Canada, revenue was $38.0 million (13.0% of total revenue) for the year ended September 30, 2006, compared to $34.4 million (13.7% of total revenue) for fiscal 2005 and $28.0 million for fiscal 2004. In Europe, revenue was $52.1 million (17.8% of total revenue) for the year ended September 30, 2006, compared to $57.1 million (22.7% of total revenue) for fiscal 2005 and $48.7 million for fiscal 2004.

Axcan’s revenue has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a “pull-through” marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan’s sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan’s products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to whom Axcan sells its products.

Axcan’s expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its commercialized products), research and development expenses as well as depreciation and amortization.

Axcan’s annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan’s products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications; and wholesaler buying patterns.

Historically, wholesalers’ business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and the selling of their product inventory to their customers at the increased price. This inventory price arbitrage accounted for a predominant portion of compensation of wholesalers for their distribution services and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. More recently, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower. For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement where manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per piece or per unit. The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence of manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesaler’s business model affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees, for the year ended September 30, 2006, were deducted from gross sales. In the year ended September 30, 2006, the company chose to adopt the classification of these fees as a deduction from sales in accordance with industry practice. In the previous year, these fees were included in selling and administrative expenses. Fees associated with these agreements incurred in the year ended September 30, 2005, were not material.

Most importantly, the level of patient and physician acceptance of Axcan’s products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan’s products, impact Axcan’s revenues by driving the level and timing of prescriptions for its products.

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CRITICAL ACCOUNTING POLICIES
Axcan’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), applied on a consistent basis. Axcan’s critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of Axcan’s critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. However, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan’s accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that management believes are critical and require the use of complex judgment in their application.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and DSA fees, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions, the establishment of worldwide provision for income taxes and other accrued charges. These estimates are made using historical and other information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

Revenue Recognition
Revenue is recognized when the product is shipped to the Company’s customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for charge-backs, managed care and Medicaid rebates, product returns and DSA fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are based on management’s best estimates at the time of sale which are based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

We do not provide any form of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $7.8 million and $7.5 million as of September 30, 2006, and September 30, 2005, respectively for estimated product returns.

In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. The Company establishes and maintains reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts are recognized as revenue reductions at the time of sale based on our best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $12.0 million and $4.8 million as of September 30, 2006, and September 30, 2005, respectively, for estimated rebates and chargebacks.

During the second quarter of fiscal 2006, the reserve for product returns decreased by $1.6 million, and the reserves for chargebacks and contract rebates increased by $4.4 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on industry best practices as well as additional information that was not available to the Company in prior periods. The remaining increases in reserves for products returns and estimated rebates and chargebacks are due to the increase in revenue.

If the levels of chargebacks, fees pursuant to DSAs, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

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Goodwill and Intangible Assets
In the past, the Company acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company’s activities, expected sales of pharmaceutical products or the estimated market value of the business associated with these assets. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary to support the asset, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor version of the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government which adversely affected the estimated future sales of these products.

As a result of acquisitions of product rights and other identifiable intangible assets, we included $375.7 million and $388.9 million as net intangible assets on our consolidated balance sheets as of September 30, 2006, and September 30, 2005, respectively. Acquisitions of intangible assets for the year ended September 30, 2006, include $4.5 million for the final milestone payment due in connection with the purchase of the rights of

PHOTOFRIN. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted average remaining amortization period of approximately 17 years, for the next five fiscal years, is approximately $17.2 million.

Also as a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of September 30, 2006, and September 30, 2005.

Research and Development Expenses
Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

ACQUISITION OF PRODUCTS
On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. (“Aventis”). The $145.0 million purchase price was paid out of Axcan’s cash on hand. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, “AVAX” product line).

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period ended during the 2005 fiscal year, the seller in certain of these acquisition transactions acted as selling agent for the management of these products. For the year ended September 30, 2005, sales of some of these products were still managed in part by the sellers. Axcan included in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2005, were $2.4 million ($7.7 million in 2004), the Company only included in its revenue an amount of $0.9 million ($4.7 million in 2004) representing the net sales less cost of goods sold and other seller related expenses.

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RESULTS OF OPERATIONS
The following table sets forth, for the years indicated,
the percentage of revenue represented by items in
Axcan’s consolidated statements of operations:

For the years ended September 30	2006	2005	2004
	%	%	%
Revenue	100.0	100.0	100.0
Cost of goods sold (a)	24.9	28.5	22.2
Selling and administrative expenses (a)	31.9	34.2	31.4
Research and development expenses (a)	13.6	12.7	8.2
Depreciation and amortization	7.8	8.6	6.7
Partial write-down of intangible assets	2.0	-	-
	80.2	84.0	68.5

Operating income	19.8	16.0	31.5
Financial expenses	2.4	2.8	2.8
Interest income	(1.9)	(0.5)	(0.3)
Gain on foreign exchange	(0.4)	(0.1)	(0.1)
	0.1	2.2	2.4

Income before income taxes	19.7	13.8	29.1
Income taxes	6.3	3.3	9.1
Net income	13.4	10.5	20.0

(a) Exclusive of depreciation and amortization

QUARTERLY RESULTS
(amounts in thousands of dollars, except share related data)

			Net income per share
Quarter	Revenue	Net income	Basic	Diluted
	$	$	$	$
2006
First	70,639	9,245	0.20	0.19
Second	72,770	8,322	0.18	0.17
Third	76,657	13,280	0.29	0.26
Fourth	72,251	8,272	0.18	0.17

2005
First	61,583	7,754	0.17	0.16
Second	63,364	5,425	0.12	0.12
Third	59,409	4,097	0.09	0.09
Fourth	66,987	9,149	0.20	0.19

YEAR ENDED SEPTEMBER 30, 2006
COMPARED TO YEAR ENDED
SEPTEMBER 30, 2005

Revenue
For the year ended September 30, 2006, revenue was $292.3 million compared to $251.3 million for the preceding fiscal year, an increase of 16.3%. This increase in revenue primarily resulted from higher sales in the United States. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers as they work towards reaching their targeted inventory levels. Although sales have increased, major wholesalers in the United States reduced their average inventory levels in fiscal 2005 to a range of between 8 to 12 weeks. During fiscal 2006, wholesalers maintained inventory at the lower end of this estimated range.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts, DSA fees and other allowances of $58.6 million (16.7% of gross revenue) for the year ended September 30, 2006, and $39.4 million (13.6% of gross revenue) for the year ended September 30, 2005. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in chargebacks, contract rebates reserves and DSA fees. During the second quarter of fiscal 2006, the reserve for chargebacks and contract rebates was increased as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information that was not available to the Company in prior periods. The increase is also due to the DSA fees resulting from the change of some wholesalers to a fee-for-service business model for the year ended September 30, 2006.

Product Sales
Key sales figures for fiscal 2006 are as follows:

•   Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $58.8 million, an increase of 0.2% over fiscal 2005 sales of pancreatic enzymes.
•   Sales of ursodiol (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) increased 25.2% to $75.4 million. This increase is mainly due to the impact of instability of wholesaler inventory levels in 2005.
•   Sales of mesalamine (CANASA and SALOFALK) amounted to $69.6 million, a 61.1% increase from the prior year. This increase is also mainly due to the impact of instability of wholesaler inventory levels in 2005.
•   Sales of the AVAX product line amounted to $50.3 million, an increase of 12.8% over the previous fiscal year.
•   Sales of PHOTOFRIN and other products in North America amounted to $11.6 million, a 17.1% decrease from the prior year.
•   Sales of other products in Europe, mainly LACTEOL and TAGAMET, amounted to $26.1 million, an 11.2% decrease over the prior year. This decrease is mainly due to lower sales of LACTEOL following the delisting of the product  from government formularies in France.

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Cost of Goods Sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the year ended September 30, 2006, cost of goods sold increased $1.3 million (1.8%) to $72.8 million from $71.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2006 decreased as compared to the preceding fiscal year from 28.5% to 24.9% . This decrease in the cost of goods sold as a percentage of revenue was due mainly to the increase in sales of products with a higher margin and the fact that cost of goods sold for the year ended September 30, 2005 included $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and Administrative Expenses
Selling and administrative expenses consist principally of salaries and other costs associated with Axcan’s sales force and marketing activities. For the year ended September 30, 2006, selling and administrative expenses increased $7.3 million (8.5%) to $93.3 million from $86.0 million for the preceding fiscal year.

The increase for the year ended September 30, 2006 is net of a reduction in expenses of $2.9 million following the reversal of a pending legal settlements accrual during the second quarter of fiscal 2006. The Company’s subsidiary Axcan Scandipharm Inc. (“Axcan Scandipharm”), had been named, along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. The parties agreed to settle their dispute through binding arbitration. The Company accrued $2.9 million to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company reassessed its exposure, and the accrual for these claims was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by $2.9 million for the year ended September 30, 2006.

The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $3.0 million (3.5%) for the year ended September 30, 2006. The increase is also due to consulting fees for regulatory compliance related to Sarbanes-Oxley, incremental marketing expenses in preparation of new products launches, additional marketing efforts on our current products and the Company’s French subsidiary’s restructuring charge of $1.7 million in the third quarter.

Research and Development Expenses
Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $7.9 million (24.8%) to $39.8 million for the year ended September 30, 2006, from $31.9 million for the preceding fiscal year. This increase was mainly due to the termination of the development of ITAX for the treatment of Functional Dyspepsia, which generated additional research and development expenses of $4.3 million. These expenses were incurred to terminate certain supply agreements related to the manufacturing of the product’s active pharmaceutical ingredient. Additional costs associated with the close out of ongoing clinical trials will be recorded in the financial statements in future quarters as they are incurred. In addition, the Company incurred during the fourth quarter $1.5 million in up-front licensing fees associated with a co-development agreement signed with AGI Therapeutics Ltd., for the development of AGI-010, a compound for the treatment of gastro-esophageal reflux disease and nocturnal acid breakthrough.

Depreciation and Amortization
Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.3 million (6.0%) to $22.8 million for the year ended September 30, 2006, from $21.5 million for the preceding fiscal year. This increase is mainly due to the amortization of LACTEOL and ADEKs which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

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Partial Write-down of Intangible Assets
As a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded their estimated fair value as management expects a negative effect on TAGAMET and TRANSULOSE future sales.

Financial Expenses
Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $0.1 million (1.4%) to $7.0 million for the year ended September 30, 2006, from $7.1 million for the preceding fiscal year.

Income Taxes
For the year ended September 30, 2006, income taxes amounted to $18.3 million compared to $8.4 million for the preceding fiscal year. The effective tax rates were 31.8% for the year ended September 30, 2006 and 24.1% for the year ended September 30, 2005. This increase in effective tax rate is due in part to the research and development tax credits, deducted from the income taxes expense, in the amount of $2.5 million or 4.4 percentage points of the effective tax rate for the year ended September 30, 2006, compared to $2.6 million or 7.6 percentage points of the effective tax rate for the preceding fiscal year. This increase in effective tax rate before the deduction of research and development tax credits is mainly due to the fact that a greater part of our taxable income came from the United States where the income tax rate is higher.

The Company is currently being audited by Canada Revenue Agency, mainly on transfer pricing issues, for fiscal year 2002 to fiscal year 2004. The Company has estimated that, based on discussions held with Canada Revenue Agency relative to this audit and on the information currently at hand, its current estimate of tax provision is reasonable. In the event that it becomes probable that there will be an unfavourable outcome to the audit and the Company can reasonably estimate the assessment that may be levied, then the Company will record a charge for the estimated assessment.

The income tax expense (in thousands of dollars) and corresponding tax rate are summarized in the following tables:

For the years ended September 30	2006	2005
	$	$
Income tax expense
Income tax	20,813	11,032
Research and development tax credits	(2,547)	(2,619)
Income tax expense	18,266	8,413
For the years ended September 30	2006	2005
	%	%
Income tax rate
Income tax	36.2	31.7
Research and development tax credits	(4.4)	(7.6)
Effective tax rate	31.8	24.1

Net Income
Net income was $39.1 million or $0.86 of basic income per share and $0.79 of diluted income per share, for the year ended September 30, 2006, compared to $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share for the preceding year. Net income for the year ended September 30, 2006 takes into account the expensing of stock-based compensation which amounted to $3.6 million. Had stock-based compensation been recorded in the prior year, the impact on net income for the year ended September 30, 2005 would have been $4.3 million or $0.09 of basic income per share and $0.08 of diluted income per share, thus reducing net income to $22.2 million or $0.49 of basic income per share and $0.48 of diluted income per share. The change in net income for the year ended September 30, 2006 resulted mainly from an increase in revenue of $41.0 million and an increase in interest income of $4.2 million, which were offset partly by a $23.6 million increase in operating expenses and an increase in income taxes of $9.9 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.6 million for the year ended September 30, 2005 to 45.7 million for the year ended September 30, 2006, following the exercise of options previously granted pursuant to Axcan’s stock incentive plans. The weighted average number of common shares used to establish the diluted per share amounts decreased from 55.2 million for the year ended September 30, 2005 to 55.1 million for the year ended September 30, 2006.

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YEAR ENDED SEPTEMBER 30, 2005 COMPARED TO YEAR ENDED SEPTEMBER 30, 2004

Revenue
For the year ended September 30, 2005, revenue was $251.3 million compared to $243.6 million for the preceding fiscal year, an increase of 3.2% . This increase in revenue primarily resulted from higher sales in Canada and Europe partly offset by lower sales in the United States following an announced intention from major wholesalers to reduce their inventory levels.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts and other allowances of $39.4 million (13.6% of gross revenue) in fiscal 2005, and $28.8 million (10.6 % of gross revenue) in fiscal 2004. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in returns and chargebacks in fiscal 2005.

Product Sales
Key sales figures for fiscal 2005 are as follows:

•	Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $58.7 million, an increase of 2.5% over fiscal 2004 sales of pancreatic enzymes.
•	Sales of ursodiol (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) increased 7.3% to $60.2 million.
•
Sales of mesalamine (CANASA and SALOFALK) amounted to $43.2 million, a 14.1% decrease from the prior year. This discrepancy was caused by larger than usual wholesaler orders in the last quarter of fiscal 2004, which resulted in a 92% increase in sales of fiscal 2004 compared to the prior fiscal year. Often, customers will buy in advance of pre-announced price increases or in anticipation of a price increase, thus shifting revenue from one period to another.

•	Sales of the AVAX product line amounted to $44.6 million, an increase of 6.7% over the previous fiscal year.
•	Sales of PHOTOFRIN and other products in North America amounted to $14.0 million, a 6.9% increase from the prior year.
•	Sales of other products in Europe, mainly LACTEOL and TAGAMET, amounted to $29.4 million, a 19.0% increase over the prior year. This increase is mainly due to higher sales of LACTEOL.

Cost of Goods Sold
For the year ended September 30, 2005, cost of goods sold increased $17.3 million (31.9%) to $71.5 million from $54.2 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2005 increased as compared to the preceding fiscal year from 22.2% to 28.5% . This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life, an increase in sales of products with a lower margin and a reduction in sales of products with a higher margin. Cost of goods sold for the year ended September 30, 2005, includes $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and Administrative Expenses
Selling and administrative expenses increased $9.6 million (12.6%) to $86.0 million for the year ended September 30, 2005, from $76.4 million for the preceding fiscal year. This increase is mainly due to an increase in our sales force in preparation for additional products to be marketed, including ITAX, additional marketing efforts on our current products, increased distribution cost following the signing of a new agreement with a major wholesaler and consulting fees for Information Technology implementation and regulatory compliance.

Research and Development Expenses
Research and development expenses increased $12.0 million (60.3%) to $31.9 million for the year ended September 30, 2005, from $19.9 million for the preceding fiscal year. This increase is mainly due to the Phase III development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia. Phase III is the most expensive stage of clinical development.

Depreciation and Amortization
Depreciation and amortization increased $5.1 million (31.1%) to $21.5 million for the year ended September 30, 2005, from $16.4 million for the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003, and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

Financial Expenses
Financial expenses increased $0.2 million (2.9%) to $7.1 million for the year ended September 30, 2005, from $6.9 million for the preceding fiscal year.

Income Taxes
Income taxes amounted to $8.4 million for the year ended September 30, 2005, compared to $22.3 million for the preceding fiscal year. The effective tax rates were

24.1% for the year ended September 30, 2005 and 31.4% for the year ended September 30, 2004. The decrease in effective tax rate is mainly due to research and development tax credits, deducted from the income tax expense, of $2.6 million for the year ended September 30, 2005 compared to $1.2 million for the preceding fiscal year.

9 MD & A

The income tax expense and corresponding tax rate are summarized in the following tables:

For the years ended September 30	2005	2004
	$	$
Income tax expense
Income tax	11,032	23,416
Research and development tax credits	(2,619)	(1,163)
Income tax expense	8,413	22,253

For the years ended September 30	2005	2004
	%	%
Income tax rate
Income tax	31.7	33.0
Research and development tax credits	(7.6)	(1.6)
Effective tax rate	24.1	31.4

Net Income
Net income was $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share, for the year ended September 30, 2005, compared to $48.7 million or $1.08 of basic income per share and $0.96 of diluted income per share for the preceding year. The reduction in net income for the year ended September 30, 2005 resulted mainly from an increase in revenue of $7.7 million, an increase in operating expenses totalling $44.1 million and a decrease in income taxes of $13.8 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.3 million for the year ended September 30, 2004 to 45.6 million for the year ended September 30, 2005, following the exercise of options previously granted pursuant to Axcan’s stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 55.0 million for the year ended September 30, 2004 to 55.2 million for the year ended September 30, 2005.

CANADIAN GAAP
The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the years ended September 30, 2006 and 2005 are summarized in the following table:

For the years ended September 30	2006	2005
	$	$
Net income in accordance with U.S. GAAP	39,119	26,425
Write-off of an intangible asset	(12,000)	-
Implicit interest on convertible notes	(5,064)	(4,631)
Stock-based compensation expense	-	(4,590)
Amortization of new product acquisition costs	(54)	(54)
Income tax impact of the above adjustments	1,002	338
Net earnings in accordance with Canadian GAAP	23,003	17,488

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24.2 million was included in shareholders’ equity as equity component of the convertible debt and an amount of $100.8 million was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2006, implicit interest in the amount of $5.1 million ($4.6 million in 2005) was accounted for and added to the liability component.

Under Canadian GAAP, the effect of stock-based compensation has been accounted for using the fair value method since October 1, 2004. Under U.S. GAAP, the effect of stock-based compensation has been accounted for using the fair value method since October 1, 2005.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative future use is established. Under Canadian GAAP, the acquired in-process research is deferred as intangible assets and amortized from the date of commencement of commercial production or written off if the research project for which it was acquired is terminated.

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LIQUIDITY AND CAPITAL RESOURCES
Axcan’s cash, cash equivalents and short-term investments increased $75.4 million (77.3%) to $173.0 million at September 30, 2006 from $97.6 million at September 30, 2005. As of September 30, 2006, working capital was $197.8 million, compared to $132.0 million at September 30, 2005, an increase of $65.8 million (49.8%) . These increases were mainly due to the cash flows from operating activities of $84.3 million for the year ended September 30, 2006.

Including cash, cash equivalents and short term investments at September 30, 2006, and the line of credit described below, Axcan had up to $298.0 million of cash available.

Total assets increased $54.4 million (8.5%) to $695.8 million as of September 30, 2006 from $641.4 million as of September 30, 2005. Shareholders’ equity increased $49.8 million (11.9%) to $467.4 million as of September 30, 2006 from $417.6 million as of September 30, 2005.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan’s research and development expenses totalled $31.9 million for fiscal 2005 and $39.8 million for fiscal 2006. Axcan believes that its cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that regulatory approvals of future products and extension of product indications, stemming from its research and development efforts, will significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

LINE OF CREDIT
The Company has a credit facility with a banking syndicate. The credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 20, 2009.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issuable in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company’s net income for the preceding fiscal year. As of September 30, 2006, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company’s leverage, between 25 basis points and 100 basis points over the Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or Euro equivalents. As of September 30, 2006, there was no amount outstanding under this credit facility.

CONVERTIBLE SUBORDINATED NOTES AND OTHER LONG-TERM DEBT
Long-term debt, including instalments due within one year, totalled $126.2 million as of September 30, 2006 compared to $127.8 million as of September 30, 2005. As of September 30, 2006, the long-term debt included $1.2 million of obligations under capital leases and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

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CASH FLOWS
Cash flows provided by operating activities increased $16.6 million from $67.7 million for the year ended September 30, 2005 to $84.3 million for the year ended

September 30, 2006. This increase is mainly due to the increase in net income of $18.5 million before the partial write-down of intangible assets. Cash flows used by financing activities were $0.6 million for the year ended September 30, 2006. Cash flows used by investing activities for the year ended September 30, 2006 were $108.1 million mainly due to the net acquisition of short-term investments of $99.5 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $8.6 million. Cash flows used by investing activities for the year ended September 30, 2005 were $8.1 million mainly due to the net acquisition of short-term investments of $1.7 million plus the cash used for the acquisition of property, plant and equipment for $6.3 million.

OFF-BALANCE SHEET ARRANGEMENTS
Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

CONTRACTUAL OBLIGATIONS
The following table summarizes Axcan’s significant contractual obligations (in thousands of dollars) as of September 30, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table includes our convertible subordinated notes discussed above and excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2006 or certain other purchase obligations as discussed below:

For the years ending September 30,	2007	2008	2009	2010	2011
					and thereafter
	$	$	$	$	$
Long-term debt	681	125,457	108	-	-
Operating leases	2,100	1,144	305	66	47
Other commitments	2,590	1,580	994	655	474
	5,371	128,181	1,407	721	521

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

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EFFECT OF RECENTLY ISSUED U.S. ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted for using a fair value-based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously, such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. The adoption resulted in an increase in compensation cost of $3.6 million for the year ended September 30, 2006.

During the September 2004 meeting of the Emerging Issues Task Force (“EITF”) a consensus was reached on EITF Issue 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share”. The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 would be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The common shares issuable under the 4.25% convertible subordinated notes, issued in 2003 are therefore included in the Company’s diluted income per share calculation. For the year ended September 30, 2004, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 52,787,967 to 55,031,184 and the diluted income per share has been reduced from $0.98 to $0.96.

EARNINGS COVERAGE
Under U.S. GAAP, for the twelve-month period ended September 30, 2006, our interest requirements amounted to $6.1 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 10.40 to one.

Under Canadian GAAP, for the twelve-month period ended September 30, 2006, our interest requirements amounted to $11.6 million on a pro-forma basis, and our earnings coverage ratio was 4.62 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.5 million as required by Canadian GAAP.

RISK FACTORS
Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan” of the Company’s Annual Information Form.

Foreign Currency Risk
Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan’s exposure to exchange rate fluctuation is reduced because, in general, Axcan’s revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk
The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’ acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

13 MD & A

Supply and Manufacture
Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices
The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

Other
The Company does not believe that unfavourable decisions in any possible procedures related to any future tax assessment or any amount it might be required to pay will have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as “anticipate”, “expect”, “estimate”, “intend”, “project”, “plan” and “believe”. These forward-looking statements include, but are not limited to, the expected sales growth of the Company’s products and the expected increase in funds from operations resulting from the Company’s research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of November 30, 2006. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

On behalf of Management,

_____________________
Steve Gannon
(signed)
Senior Vice President, Finance
and Chief Financial Officer